UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2010

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

3 February 2010

To:

Australian Securities Exchange

London Stock Exchange

cc:

New York Stock Exchange

JSE Limited

Final Notification of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Z)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group's Securities Dealing Procedure.

This final notification is filed in accordance with the ASX Listing Rules which requires the following information concerning a director to be reported on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act.
Name of director	The Hon. E Gail de Planque
Date of last notice	23 June 2009
Date of cessation as a director	31 January 2010

Part 1 - Director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest; and
  the relevant interests of Connected Persons of the director.
Name of holder and nature of interest	Number and class of securities
NY Life Securities Inc (indirect interest, The Hon. E Gail de Planque has a beneficial interest)	2,590 American Depositary Shares in BHP Billiton Limited (representing 5,180 BHP Billiton Limited ordinary shares)

Part 2 - Director's interests in contracts other than as described in Part 3
Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Part 3 - Director's interests in options or other rights granted by the entities
Date of grant	N/A
Period during which or date on which exercisable	N/A
Total amount paid (if any) for the grant	N/A
Description of securities involved: class; number	N/A
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	N/A
Total number of securities over which options or other rights held at the date of this notice	N/A
Any additional information	N/A

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith - BHP Billiton Limited Geof Stapledon - BHP Billiton Plc
Contact details	Fiona Smith Tel: +61 3 9609 3179 Fax: +61 3 9609 4372 Geof Stapledon Tel: +44 20 7802 4176 Fax: +44 20 7802 3054
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 4 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary